Exhibit 14

Sezzle Code of Conduct

And

Sezzle Partner Code of Conduct

Sezzle Code of Conduct	2
1 INTRODUCTION	2
1.1 Background and application	2
1.2 Objectives	2
2 REQUIRED ETHICAL CONDUCT	3
2.1 Personal and corporate integrity	3
2.2 Compliance with laws and regulations	3
2.3 Conflicts of interest	4
2.4 Misuse of property or position	4
2.5 Confidentiality and privacy	5
2.6 Diversity, anti-discrimination, and accommodation	5
2.7 Avoiding corruption and bribery	6
2.8 Labor and Human Rights	6
2.9 Environmental Protection	7
2.10 Health and Safety	7
3 COMPLIANCE WITH THE CODE OF CONDUCT	8
3.1 Compliance	8
3.2 Guidance	8
4 ADOPTION AND REVIEW OF CODE OF CONDUCT	8
4.1 Adoption	8
4.2 Review	8
Enforcement	9
PARTNER CODE OF CONDUCT	9
COMPLIANCE WITH THE PARTNER CODE OF CONDUCT	9
LEGAL AND REGULATORY COMPLIANCE PRACTICES	10
LABOR AND HUMAN RIGHTS	11
BUSINESS PRACTICES AND ETHICS	12
HEALTH AND SAFETY	12
ENVIRONMENTAL PROTECTION	13
PROTECTION OF INFORMATION	13

i

Sezzle Code of Conduct

1. INTRODUCTION

1.1 Background and application

Sezzle Inc. is committed to acting ethically, responsibly and in compliance with all applicable laws and regulations.

This Code of Conduct applies to all directors, advisors, officers, employees, consultants and contractors of Sezzle (Personnel). All Personnel must comply with this Code of Conduct and any other policies as they apply from time to time.

This Code of Conduct applies (without limitation) to all:

(a)	Business activities conducted by Personnel in the exercise of their role or on behalf of Sezzle; and

(b)	Personnel dealings with shareholders, customers, clients, suppliers, competitors, key stakeholders and other Personnel.

This Code of Conduct does not form part of any Personnel’s contract of employment or contractual agreement with Sezzle.

1.2 Objectives

The Board of Directors of Sezzle (Board) has established this Code of Conduct to ensure:

(a)	Sezzle maintains its integrity and high ethical standards; and

(b)	All Personnel are aware of their ethical responsibilities to Sezzle.

This Code of Conduct is a set of principles that reflect Sezzle’s core values and approach to business conduct. It does not attempt to cover every legal or ethical dilemma Sezzle or individual Personnel may face.

2. REQUIRED ETHICAL CONDUCT

2.1 Personal and corporate integrity

Sezzle is committed to socially responsible, professional, and ethical business practices. All Personnel must act ethically and with high standards of personal integrity. All Personnel must:

(a)	Act honestly, fairly, reasonably, respectfully, in good faith and in the best interests of Sezzle;

(b)	Exercise due care, skill and diligence in the exercise of their role and when representing Sezzle;

(c)	Not engage in any conduct that may negatively affect Sezzle’s reputation

(d)	Accurately record and report all business information and comply with applicable laws regarding their completion and accuracy; and/or

(e)	Create, retain and dispose of business records in compliance with all applicable legal and regulatory requirements and Sezzle’s Record Retention Policy.

Any known or suspected violations of law, regulation or policy can be reported through Sezzle’s Ethics and Compliance Anonymous Hotline.

2.2 Compliance with laws and regulations

All Personnel must manage their business activities in full compliance with the applicable laws and regulations. All Personnel must:

(a)	Comply with all laws and regulations that apply to Sezzle and its business operations (in all jurisdictions Sezzle operates in); and

(b)	Not knowingly participate in any illegal or unethical activity.

All Personnel must report to Sezzle any actual or potential breach of an applicable law or regulation. All Personnel (other than directors) must promptly report such matters to their immediate supervisor or manager, Corporate Secretary or chair of the Audit and Risk Committee, as is reasonably appropriate. Directors must promptly report such matters to the Board.

Specifically, all Personnel must:

(a)	Comply with all applicable trade controls, as well as all applicable export, re-export, and import laws and regulations.

(b)	Comply with all applicable antitrust and fair competition laws and regulations and not participate in any activity that could be considered a violation of antitrust laws.

(c)	Not support or participate in any international boycotts that are not sanctioned by the United States government or applicable laws.

(d)	Comply with all Anti-Money Laundering laws to detect, deter, and report suspicious activity including predicate offenses to money laundering, terrorist financing, securities fraud and market manipulation.

(e)	Comply with all applicable anti-corruption laws and anti-money laundering laws in the United States, including the United States Foriegn Corrupt Practices Act (“FCPA”) and other territories where we conduct business. Personnel must not, directly, or indirectly, offer, promise or pay anything of value (including travel, gifts, hospitality expenses, and charitable donations) to any official or employee of any government, government agency, political party, public international organization, or any candidate for political office to improperly influence any act or decision of the official, employee, or candidate for the purpose of promoting the business interest of Sezzle in any respect, or otherwise improperly promote the business interests of Sezzle in any respect.

(f)	Ensure that products supplied to Sezzle do not contain conflict minerals that originate from conflict regions that directly or indirectly finance or benefit armed groups.

(g)	Create products and services that are accessible to all people. These products and services must be accessible to people with disabilities. All Personnel must comply with all laws, requirements and standards for creating accessible products and services.

2.3 Conflicts of interest

All Personnel must avoid entering into any arrangement or participating in any activity that would conflict with Sezzle’s best interests or would be likely to negatively affect Sezzle’s reputation. All Personnel must avoid conflicts of interest or the appearance of conflicts of interest in any business transaction.

Personnel must disclose to Sezzle any actual, perceived or possible conflict of interest between the Personnel’s personal interests and Sezzle’s interests, as and when Personnel become aware of them. Personnel (other than directors) must promptly disclose such matters to their immediate supervisor or manager, Chief Compliance Officer, Corporate Secretary or chair of the Audit and Risk Committee, as is reasonably appropriate. Directors must promptly disclose such matters to the Board.

2.4 Misuse of property or position

All Personnel are expected to protect Sezzle’s assets, including its intellectual property. All Personnel must:

(a)	Only use Sezzle’s property, assets or information (including intellectual property) for lawful and legitimate business purposes authorised by the Board;

(b)	Not take advantage of the property, assets or information of Sezzle, partners, merchants, users or customers for personal gain or to cause detriment to Sezzle or its customers;

(c)	Not otherwise misuse Sezzle’s property or information;

(d)	Must not reproduce copyrighted software, documentation, or other materials unless properly authorized to do so;

(e)	Protect the intellectual property rights of all parties by only using information technology and software that has been legitimately acquired and licensed, and follow the terms of use of such licenses;

(f)	Not take advantage of Sezzle, their position, or the opportunities arising therefrom, for personal gain.

2.5 Confidentiality and privacy

By virtue of their position, Personnel may have access to:

(a) Information or documents that relate to the affairs or business of Sezzle or its customers that are not generally available to the public, including Sezzle’s intellectual property (Confidential Information); and/or (b) information of a personal nature held by Sezzle regarding its customers, clients, suppliers or other Personnel (Personal Information).

Personnel must not disclose any Confidential Information to any other person who does not have a legitimate business reason for receiving that information, except where such disclosure is required by law or authorised by the Board or CEO.

All Personnel must comply with Sezzle’s Privacy Policy as it applies from time to time and respect and protect the privacy of Personal Information.

Personnel must return all Sezzle property (including Confidential Information and Personal Information):

(c)	Upon termination of their employment or contractual arrangement;

(d)	In the case of a director, upon their resignation or removal from the Board; or (e) on request by the Board or CEO.

If requested by the Board or CEO, Personnel must destroy or delete any Confidential Information or Personal Information.

2.6 Diversity, anti-discrimination, and accommodation

Sezzle is an Equal Opportunity Employer and commits to treating all personnel equally. All Personnel must not engage in any form of unlawful discrimination, bullying, harassment, abuse, vilification and victimisation against other Personnel, shareholders, customers, clients, suppliers and competitors of Sezzle. Personnel must not engage in unlawful discriminatory treatment in any employment practice, including recruiting, hiring, compensation, benefits, transfer, termination, training, or social or recreational programs. Unlawful discriminatory treatment, unconsciously or consciously, will not be tolerated. This discriminatory treatment could include irrelevant characteristics of Personnel such as race, ethnicity, national origin, age, gender, sexual orientation, gender identity, social origin, physical or mental disability, religion, family status, union membership, pregnancy, gender expression, or any other criteria that is unlawful under the applicable laws. Personnel must ensure that no one is harassed because of any of these characteristics. Personnel must otherwise comply with Sezzle’s Diversity and Inclusion Policy as it applies. All Personnel are encouraged to create and foster an inclusive workplace where diversity and inclusion is celebrated and present within Personnel.

Sezzle commits to provide workplace accommodations that allow us to develop and nurture our diversity by working with and providing reasonable workplace accommodations to persons of varied abilities and disabilities, and nursing mothers.

2.7 Avoiding corruption and bribery

All Personnel must avoid situations or exchanges which could reasonably be interpreted as a bribe or improper inducement. All Personnel must:

(a)	Comply with all applicable laws and regulations against bribery, corruption and related conduct;

(b)	Not accept any benefit (monetary or otherwise) that could reasonably be interpreted as a bribe, or other improper inducement;

(c)	Not give, offer, or promise to any person any benefit (monetary or otherwise) that could reasonably be interpreted as a bribe, or other improper inducement on behalf of Sezzle or for the purpose of furthering Sezzle’s interests; and

(d)	Comply with all Sezzle policies related to anti-corruption and bribery as they apply from time to time, including but not limited to the Anti-corruption and anti-money laundering Policy.

2.8 Labor and Human Rights

Sezzle embraces the United Nations’ Universal Declaration of Human Rights by remaining committed to protecting the human rights of its employees and to treating all people with dignity and respect. All Personnel are expected to do the same and must be in compliance with all applicable laws and regulations. All Personnel are required to:

(a)	Avoid any form of child labor. Personnel are expected to comply with all local and national minimum age laws or regulations and not use child labor.

(b)	Use only voluntary labor, or freely chosen employment. Sezzle will not tolerate slavery, bonded labor, prison labor, servitude and forced or compulsory labor. All Personnel must not use human trafficking of involuntary labor through threat, force, fraudulent claims, or other coercion.

(c)	Comply with all the applicable national laws and regulations regarding working hours, wages, and benefits. All Personnel are to ensure that any overtime hours are voluntary and paid in accordance with local and national laws and regulations to ensure an adequate work-life balance. All compensation should comply with applicable wage laws to ensure that an adequate standard of living is attainable. All Personnel must be provided with written information about their employment conditions that is clear and in a language that is understood by the reader. Deductions from wages as a form of discipline will not be tolerated. Personnel will be provided with fair and competitive compensation and benefits and will be paid in a timely manner.

(d)	Must respect the rights of Personnel to freely associate, join labor unions, seek representation, join work councils, and engage in collective bargaining, in accordance with all local laws and regulations. Personnel will not be put at a disadvantage if they chose to act as workers’ representatives.

(e)	Provide an environment that is free from harsh and inhumane treatment, without any sexual harrassment, sexual abuse, corporal punishment or torture, mental or physical coercion or verbal abuse, or even the threat of any such treatment. Personnel are to be given equal opportunities. Personnel are to be treated and treat others with respect and dignity, and not unfairly terminate any personnel unless there is clear and specific evidence that would allow such a termination under their employment contract, or is permitted under the law.

2.9 Environmental Protection

All Personnel are expected to be socially responsible and work towards protecting the environment. All Personnel must:

(a)	Comply with all applicable environmental laws and regulations regarding air emissions, energy management, hazardous materials, waste and wastewater, discharges, including the manufacture, transportation, storage, disposal, and release to the environment of such details.

(b)	Attempt to reduce or eliminate waste of all types. Attempt to reduce, reuse, and recycle whenever possible in the facility.

(c)	Adhere to applicable laws, regulations and customer requirements regarding prohibition or restriction of specific substances, including labeling for recycling and proper disposal of hazardous substances.

2.10 Health and Safety

All Personnel must commit to using management practices that are healthy and safe, and must without limitation:

(a)	Provide a safe and healthy work environment that is in full compliance with any and all health and safety laws, regulations, and practices. This includes all laws, regulations, and practices that are applicable to safety, emergency preparedness, occupational injury, illness, industrial hygiene, physical demanding work, machine safeguarding, sanitation, food, and housing.

(b)	Promptly report and take immediate action to correct all accidents, injuries, unsafe or unhealthy conditions, and potential violations of laws or regulations concerning health and safety.

(c)	Prohibit the possession, use, distribution, or sale of illegal drugs while on Sezzle-owned or Sezzle-leased property. All Personnel are expected to be free from the influence of alcohol, drugs, and improperly used prescription medication when conducting Sezzle’s business, whether on or off Sezzle’s premises.

3. COMPLIANCE WITH THE CODE OF CONDUCT

3.1 Compliance

The Board is responsible for monitoring Personnel compliance with this Code of Conduct.

Sezzle requires all Personnel who become aware of an actual or suspected breach of this Code of Conduct or other applicable Sezzle policies to disclose this to Sezzle. Personnel (other than directors) must promptly disclose such matters to their immediate supervisor or manager, Corporate Secretary or chair of the Audit and Risk Committee, as is reasonably appropriate. Directors must promptly disclose such matters to the Board. Sezzle will ensure that Personnel are not disadvantaged for complying with this requirement.

Sezzle will investigate all alleged or suspected breaches of this Code of Conduct. If Personnel are found to have failed to comply with this Code of conduct, Sezzle may take appropriate disciplinary action, including termination of the Personnel’s employment or engagement with Sezzle.

3.2 Guidance

If any Personnel have questions about the operation of this Code of Conduct they should contact their immediate supervisor or manager, Chief Compliance Officer, Corporate Secretary or chair of the Audit and Risk Committee, as is reasonably appropriate. Directors should refer any concerns or issues regarding the operation of this Code of Conduct to the Board.

4. ADOPTION AND REVIEW OF CODE OF CONDUCT

4.1 Adoption

The Board adopted this Code of Conduct on 24 June 2019. It takes effect from that date and replaces any previous Sezzle policy in this regard.

4.2 Review

This Code of Conduct can only be amended with the approval of the Board. The Board will review this Code of Conduct annually and will communicate any amendments to Personnel as appropriate. Sezzle will update the Audit and Risk Committee no less than annually as to issues surrounding topics addressed herein including perceived or known ethical, environmental and social impacts.

Enforcement

The Board of Directors is responsible for policy interpretation, administration and enforcement of this policy.

Rev	Date	Description	Approver
A	24 June 2019	Formal release	Board of Directors
B	30 June 2020	Updates to Objectives, delegation of Measurable Objectives, addition of version control and current logo.	Board of Directors
C	19 Nov 2020	Updated Section 2 to bring in compliance with US standards and industry best practices. Added Partner Code of Conduct. Added Audit Committee reporting.	LT Team, Board Notice

PARTNER CODE OF CONDUCT

Sezzle’s mission is to financially empower young people. To achieve this mission, Sezzle is committed to socially responsible, professional, and ethical business practices. This Partner Code of Conduct provides a foundation for relationships built on lawful and fair business practices.

COMPLIANCE WITH THE PARTNER CODE OF CONDUCT

This Code of Conduct outlines what Sezzle expects from all merchants, suppliers, vendors, representatives, agents, resellers, and contractors (collectively referred to hereinafter as “Partners”) in all activities related to the business relationship with Sezzle. Partners must adhere to this Partner Code of Conduct while conducting business with or on behalf of Sezzle. If a situation develops that causes the Partners to operate in violation of this Partner Code of Conduct, the Partners are expected to promptly inform Sezzle and report this possible violation. The Partners are expected to self-monitor and demonstrate their compliance with this Code of Conduct, but Sezzle may audit or inspect the Partners’ facilities to confirm their compliance. Sezzle may terminate relationships with any Partner or personnel who violates this Code of Conduct. Compliance with this Code of Conduct is required in addition to any other obligations in any agreement the Partner may have with Sezzle.

LEGAL AND REGULATORY COMPLIANCE PRACTICES

All Sezzle Partners must manage their business activities so that they are in full compliance with the applicable laws and regulations while involved in the business relationship with and/or on behalf of Sezzle, and must, without limitation:

●	Trade: Comply with all applicable trade controls, as well as all applicable export, re-export, and import laws and regulations.

●	Antitrust: Comply with all applicable antitrust and fair competition laws and regulations and not participate in any activity that could be considered a violation of antitrust laws.

●	Boycotts: Not support or participate in any international boycotts that are not sanctioned by the United States government or applicable laws.

●	Anti-corruption: Not participate in bribes or kickbacks or any kind, whether in dealings with public officials or individuals in the private sector. Partners must comply with all applicable anti-corruption laws and anti-money laundering laws in the United States, including the United States Foriegn Corrupt Practices Act (“FCPA”), as well as laws governing lobbying, gifts, and payments to public officials, political campaign contribution laws, and other related regulations. Partners must also comply with any and all applicable anti-corruption and anti-money laundering laws of the countries in which Sezzle operates. Partners must not, directly, or indirectly, offer, promise or pay anything of value (including travel, gifts, hospitality expenses, and charitable donations) to any official or employee of any government, government agency, political party, public international organization, or any candidate for political office to improperly influence any act or decision of the official, employee, or candidate for the purpose of promoting the business interest of Sezzle in any respect, or otherwise improperly promote the business interests of Sezzle in any respect.

●	Accessibility: Creating products and services that are accessible to all people is central to Sezzle’s mission. These products and services must be accessible to people with disabilities. All partners must comply with all Sezzle requirements and standards for creating accessible products and services.

LABOR AND HUMAN RIGHTS

Sezzle is committed to protecting the human rights of its employees and to treating people with dignity and respect. Sezzle Partners are expected to do the same and must be in compliance with all applicable laws and regulation, and must, without limitation:

●	Child Labor Avoidance: Avoid all forms of child labor. Sezzle will not tolerate child labor in any form. Sezzle partners should comply with all local and national minimum age laws or regulations and not use child labor.

●	Freely Chosen Employment: Use only voluntary labor. Sezzle will not tolerate slavery, bonded labor, prison labor, servitude and forced or compulsory labor. Sezzle Partners must not use human trafficking of involuntary labor through threat, force, fraudulent claims, or other coercion.

●	Working Hours, Wages, and Benefits: Comply with the applicable national laws and regulations and not exceed the maximum number of working hours. Sezzle Partners must ensure that overtime hours are voluntary and paid in accordance with local and national laws and regulations. Compensation paid to Sezzle Partners’ employees will also comply with the applicable national wage laws and ensure that an adequate standard of living can be maintained. All workers of the Partners must be provided with written information about their employment conditions that is clear and in a language understood by the worker. Deductions from wages as a form of discipline will not be tolerated. Partners are expected to provide their employees with fair and competitive compensation and benefits and will pay their employees in a timely manner. Keep records of employees’ wages and benefits, via paystub or other documentation.

●	Freedom of Association: Must respect the rights of their employees to associate freely, join labor unions, seek representation, join work councils and engage in collective bargaining, in accordance with local laws and regulations. Sezzle Partners will not disadvantage those employees who choose to act as workers’ representatives.

●	Fair Treatment: Provide employees with an equal opportunity workplace that is free of harsh and inhumane treatment, without any sexual harrassment, sexual abuse, corporal punishment or torture, mental or physical coercion or verbal abuse of employees, or the even a threat of any scuh treatment. Treat employees with respect and dignity, and not unfairly terminate any employee unless there is clear and specific evidence that would allow such a termination under their employment contract, or that would be permitted under the law.

●	Diversity and Inclusion: Treat all employees equally. Sezzle Partners must not engage in unlawful discriminatory treatment in any employment practice, including recruiting, hiring, compensation, benefits, transfer, termination, training, or social or recreational programs. Unlawful discriminatory treatment, unconsciously or consciously, will not be tolerated. This discriminatory treatment could include irrelevant characteristics of employees such as race, ethnicity, national origin, age, gender, sexual orientation, gender identity, social origin, disability, religion, family status, union membership, pregnancy, gender expression, or any other criterion that is unlawful under the applicable laws. Partners must ensure that their employees are not harassed because of any of these characteristics. Sezzle Partners are encouraged to create an inclusive workplace where diversity and inclusion is celebrated and present in its employees.

BUSINESS PRACTICES AND ETHICS

Sezzle Partners must conduct their business interactions in an ethical manner and act with integrity and must, without limitation:

●	Business Records: All Partners shall accurately record and report all business information and comply with applicable laws regarding their completion and accuracy. Partners shall create, retain and dispose of business records in compliance with all applicable legal and regulatory requirements. Further, Partners must cooperate with Sezzle’s business record retention needs if the partner is advised, or otherwise should recognize that a business record may be relevant to an audit, investigation or pending or threatened legal or regulatory proceeding.

●	Gifts: Avoid gifts to Sezzle employees, because even a well intentioned gift could create a conflict of interest. Sezzle Partners must never offer or provide personal incentives, rewards, or bribes to any Sezzle employee, contractor, or partner in effort to influence a business decision or gain an unfair advantage. Any item of value provided by a partner is considered a gift even if it is provided in conjunction with ordinary business activities. Partners are expected to make available upon request records detailing all gifts and entertainment provided to Sezzle employees or contractors.

●	Conflict Minerals: Ensure that products supplied to Sezzle do not contain metals that are derived from minerals or their derivatives originated from conflict regions that directly or indirectly finance or benefit armed groups.

●	Conflicts of Interest: Must avoid actual conflicts of interest or the appearances of conflicts of interest in any business transactions or relationships involving Sezzle. Partners must not deal directly with any Sezzle employee whose spouse, domestic partner, or other family member or relative holds a significant financial interest in the Partner. Partners must also not deal directly with a Partner personnel’s spouse, domestic partner, or other family member or relative employed by Sezzle.

HEALTH AND SAFETY

Sezzle Partners must share Sezzle’s commitment to using management practices that are healthy and safe, and must without limitation:

●	Provide a safe and healthy work environment that is in full compliance with any and all health and safety laws, regulations, and practices. This includes all laws, regulations, and practices that are applicable to safety, emergency preparedness, occupational injury, illness, industrial hygiene, physical demanding work, machine safeguarding, sanitation, food, and housing.

●	Promptly report and take immediate action to correct all accidents, injuries, unsafe or unhealthy conditions, and potential violations of laws or regulations concerning health and safety.

●	Prohibit the possession, use, distribution, or sale of illegal drugs while on Sezzle-owned or Sezzle-leased property. All Partners are expected to be free from the influence of alcohol, drugs, and improperly used prescription medication when conducting Sezzle’s business, whether on or off Sezzle’s premises.

ENVIRONMENTAL PROTECTION

Sezzle Partners are expected to be socially responsible and work towards protecting the environment. All Sezzle Partners must, without limitation:

●	Comply with all applicable environmental laws and regulations regarding air emissions, hazardous materials, waste and wastewater, discharges, including the manufacture, transportation, storage, disposal, and release to the environment of such materials.

●	Attempt to reduce or eliminate waste of all types. Attempt to reduce, reuse, and recycle whenever possible in their facilities.

●	Obtain, maintain, and keep current and and all required environmental permits and registrations and follow the requirements of such permits and regulations.

●	Adhere to all applicable laws, regulations, and customer requirements regarding prohibition or restriction of specific substances, including labeling for recycling and disposal.

PROTECTION OF INFORMATION

Sezzle relies on intellectual property, such as information, process and technology. Partners are expected to protect Sezzle’s assets. All Sezzle Partners must, without limitation:

●	Maintain the confidentiality of the confidential information and other proprietary information that may be obtained during the course of the business relationship.

●	Must not reproduce copyrighted software, documentation, or other materials unless properly authorized to do so.

●	Protect the intellectual property rights of all parties by only using information technology and software that has been legitimately acquired and licensed. Follow the terms of use of such licenses.

●	Comply with industry standards regarding confidentiality, security and privacy. Comply with the intellectual property ownership rights including but not limited to copyrights, patents, trademarks and trade secrets and manage the transfer of technology in a manner that protects intellectual property rights.